

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 18, 2021

Matthew Nicosia
Chief Executive Officer
Vivakor, Inc.
433 Lawndale Drive
South Salt Lake City, UT 84115

> **Re: Vivakor, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 4, 2021**
> **File No. 333-260075**

Dear Mr. Nicosia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
We may have difficulty raising additional capital, which could deprive us of necessary resources, and you may experience dilution..., page 12

1. We note your revised disclosure here and elsewhere in response to prior comments 3 and 5 indicates that an additional 5,000,000 shares of common stock are issuable upon conversion or exchange of outstanding securities in the event of a public offering or Qualified Offering. Please revise your disclosure to define the term Qualified Offering and clarify whether this offering constitutes a public offering and/or Qualified Offering.

Exhibits

2.   We note Exhibit 5.1 continues to state that counsel relied as to certain matters on information obtained from officers of the company. Please file a revised opinion that clarifies whether the information obtained from officers related only to questions of fact or explain how this assumption is appropriate as it appears overly broad. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

General

3.   We note your response to prior comment 9. Please revise your disclosure on pages 21 and 61 to clarify, if true, that the reference in your exclusive forum provision to "the District Courts of the State of Nevada" refers solely to state courts. We note also that the provision identifies the District Courts of the State of Nevada as the exclusive forum for certain litigation, including any "derivative action." Please revise the prospectus to clarify, if true, that the company does not intend for the exclusive forum provision to apply to Exchange Act claims. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, please revise to clearly disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to Securities Act claims, please revise your prospectus to state that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

     You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation

cc: Scott Linksy